SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.     )*

Nile Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

654145 101

(CUSIP Number)

June 20, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 654145 101	Page 2 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Stonepine Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,400,000 Shares of Common Stock(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,400,000 Shares of Common Stock(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,400,000 Shares of Common Stock(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%(2)
12	TYPE OF REPORTING PERSON PN

(1)

Represents 3,600,000 shares of the issuer’s common stock held by Stonepine Capital, L.P., and warrants to purchase 1,800,000 shares of the Issuer’s common stock at a per share price of $0.60; provided, however, that Stonepine Capital, L.P. may not exercise such warrants to the extent that it would beneficially own in excess of 9.99% of Issuer’s outstanding common stock immediately after giving effect to such exercise.

(2)

A total of 39,698,764 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of June 20, 2011, and include options held by the Reporting Person exercisable within 60 days in the denominator.

SCHEDULE 13G

CUSIP NO. 654145 101	Page 3 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Stonepine Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,400,000 Shares of Common Stock(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,400,000 Shares of Common Stock(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,400,000 Shares of Common Stock(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%(2)
12	TYPE OF REPORTING PERSON HC

(1)

Represents 3,600,000 shares of the issuer’s common stock held by Stonepine Capital, L.P., and warrants to purchase 1,800,000 shares of the Issuer’s common stock at a per share price of $0.60; provided, however, that Stonepine Capital, L.P. may not exercise such warrants to the extent that it would beneficially own in excess of 9.99% of Issuer’s outstanding common stock immediately after giving effect to such exercise. Stonepine Capital Management is the general partner of Stonepine Capital, L.P.

(2)

A total of 39,698,764 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of June 20, 2011, and include options held by the Reporting Person exercisable within 60 days in the denominator.

SCHEDULE 13G

CUSIP NO. 654145 101	Page 4 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jon M. Plexico
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a (b	) ☒ ) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,400,000 Shares of Common Stock(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,400,000 Shares of Common Stock(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,400,000 Shares of Common Stock(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%(2)
12	TYPE OF REPORTING PERSON IN

(1)

Represents 3,600,000 shares of the issuer’s common stock held by Stonepine Capital, L.P., and warrants to purchase 1,800,000 shares of the Issuer’s common stock at a per share price of $0.60; provided, however, that Stonepine Capital, L.P. may not exercise such warrants to the extent that it would beneficially own in excess of 9.99% of Issuer’s outstanding common stock immediately after giving effect to such exercise. Mr. Plexico is a managing member of Stonepine Capital Management, the general partner of Stonepine Capital, L.P.

(2)

A total of 39,698,764 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of June 20, 2011, and include options held by the Reporting Person exercisable within 60 days in the denominator.

SCHEDULE 13G

CUSIP NO. 654145 101	Page 5 of 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Timothy P. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,400,000 Shares of Common Stock(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,400,000 Shares of Common Stock(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,400,000 Shares of Common Stock(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99%(2)
12	TYPE OF REPORTING PERSON IN

(1)

Represents 3,600,000 shares of the issuer’s common stock held by Stonepine Capital, L.P., and warrants to purchase 1,800,000 shares of the Issuer’s common stock at a per share price of $0.60; provided, however, that Stonepine Capital, L.P. may not exercise such warrants to the extent that it would beneficially own in excess of 9.99% of Issuer’s outstanding common stock immediately after giving effect to such exercise. Mr. Lynch is a managing member of Stonepine Capital Management, the the general partner of Stonepine Capital, L.P.

(2)

A total of 39,698,764 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of June 20, 2011, and include options held by the Reporting Person exercisable within 60 days in the denominator.

SCHEDULE 13G
CUSIP NO. 654145 101	Page 6 of 9

Item 1(a).	Name of Issuer:

Nile Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Nile Therapeutics, Inc. 4 West 4th Avenue, Suite 400 San Mateo, California 94402

Items 2(a),
2(b) and 2(c)	Name of Person Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is being filed on behalf of Stonepine Capital, L.P., Stonepine Capital Management, LLC, Jon M. Plexico and Timothy P. Lynch (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is:

c/o Stonepine Capital Management, LLC 475 Gate Five Road, Suite 320 Sausalito CA 94965

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

654145 101

Item 3.	Not applicable

Item 4.	Ownership.

(a) Amount beneficially owned: 5,400,000 shares of common stock(1)(2)

(b) Percent of class: 9.99%(1)(2)

(c) Number of shares to which such person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 5,400,000 shares of common stock. (1)(2)

(iii) Sole power to dispose or to direct the disposition of: 0

SCHEDULE 13G
CUSIP NO. 654145 101	Page 7 of 9

(iv) Shared power to dispose of or direct the disposition of: 5,400,000 shares of common stock(1)(2)

(1)    Represents 3,600,000 shares held by Stonepine Capital, L.P., including warrants to purchase 1,800,000 shares of the Issuer’s common stock at a per share price of $0.60; provided, however, that Stonepine Capital, L.P. may not exercise such warrants to the extent that it would beneficially own in excess of 9.99% of Issuer’s outstanding common stock immediately after giving effect to such exercise.

(2)    This statement is filed on behalf of Stonepine Capital, L.P., Stonepine Capital Management, LLC, Jon M. Plexico and Timothy P. Lynch. Stonepine Capital Management, LLC is the general partner of Stonepine Capital, L.P., and therefore may be deemed to be the beneficial owner of the shares of the Issuer’s common stock beneficially owned by Stonepine Capital, L.P. Jon M. Plexico and Timothy P. Lynch are the managing members of Stonepine Capital Management and may be deemed to be the beneficial owners of the of the Issuer’s common stock held by Stonepine Capital, L.P. as they may direct the vote and disposition of such shares. Each of Messrs. Plexico and Lynch disclaim beneficial ownership of these shares except to the extent of their respective pecuniary interest therein

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

This statement is filed on behalf of Stonepine Capital, L.P., Stonepine Capital Management, LLC, Jon M. Plexico and Timothy P. Lynch. Stonepine Capital Management, LLC is the general partner of Stonepine Capital, L.P., and therefore may be deemed to be the beneficial owner of the shares of the Issuer’s common stock beneficially owned by Stonepine Capital, L.P. Jon M. Plexico and Timothy P. Lynch are the managing members of Stonepine Capital Management and may be deemed to be the beneficial owners of the of the Issuer’s common stock held by Stonepine Capital, L.P. as they may direct the vote and disposition of such shares.

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

SCHEDULE 13G
CUSIP NO. 654145 101	Page 8 of 9

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 654145 101	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2011

STONEPINE CAPITAL, L.P.

By:	/s/ Jon M. Plexico
Name:	Jon M. Plexico
Title:	Managing Member of General Partner

STONEPINE CAPITAL MANAGEMENT, LLC

By:	/s/ Jon M. Plexico
Name:	Jon M. Plexico
Title:	Managing Member

/s/	Jon M. Plexico
Jon M. Plexico

/s/	Timothy P. Lynch
Timothy P. Lynch

SCHEDULE 13G

CUSIP NO. G5693V 113

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to certain shares of common stock of Nile Therapeutics, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on June 30, 2011.

STONEPINE CAPITAL, L.P.

By:	/s/ Jon M. Plexico
Name:	Jon M. Plexico
Title:	Managing Member of General Partner

STONEPINE CAPITAL MANAGEMENT, LLC

By:	/s/ Jon M. Plexico
Name:	Jon M. Plexico
Title:	Managing Member

/s/	Jon M. Plexico
Jon M. Plexico

/s/	Timothy P. Lynch
Timothy P. Lynch